FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2003

Commission File Number: 001-12568

BBVA Banco Francés S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BBVA Banco Francés S.A.

Explanatory Note: This press release is the corrected version of the press release filed on November 3, 2003 with an erroneous reference to the currency of the purchase price. No changes, other than to the purchase price currency, have been made to the original Form 6-K, and this Form 6-K/A does not modify or update the disclosure therein in any way other than as required to reflect the amendment of the currency of the purchase price.

Buenos Aires, October 31, 2003

To:	Buenos Aires Stock Exchange
Securities Exchange Commission
Central Bank

Ref:  Equity interest purchase of PSA Finance Argentina Compañia Financiera S.A.

BBVA Banco Francés S.A. informs that on October 31, 2003, the Bank has entered into a purchase agreement with Credilogros Compañia Financiera S.A., whereby the second one sells its whole equity interest in PSA Finance Argentina Compañia Financiera to the first one for the aggregate purchase price of $ 11.9 million.

Accordingly BBVA Banco Francés S.A. will hold 50% of the capital stock of PSA Compañia Financiera S.A.

Such transactions is subject to Central Bank’s approval.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: November 12, 2003	By:	/S/ MARÍA ELENA SIBURU DE LÓPEZ OLIVA
Name: María Elena Siburu de López Oliva
Title: Investor Relations Manager